April 11, 2025

Patrick Wernig
Chief Financial Officer
Four Corners Property Trust, Inc.
591 Redwood Highway Suite 3215
Mill Valley, CA 94941

       Re: Four Corners Property Trust, Inc.
           Form 10-K for the year ended December 31, 2024
           Filed on February 13, 2025
           File No. 001-37538
Dear Patrick Wernig:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Note 14 - Segments, page F-31

1. We note your disclosure related to the composition of the Other segment items, net within your Segment disclosure footnote related to your Real Estate Operations segment. Please expand your disclosure to also include a description of your Other segment items, net line item related to your Restaurant Operations segment. See ASC
       280-10-50-26B.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters.
 April 11, 2025
Page 2



                 Sincerely,

                 Division of Corporation Finance
                 Office of Real Estate & Construction